

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2011

Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

      RE: **Smart-Tek Solutions, Inc.**
              Supplemental Correspondence submitted on February 22, 2011

              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed on October 15, 2010
              File No. 000-29895

Dear Mr. Bonar:

      We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the company has still not filed a PRER14A indicating that it no longer intends to pursue the "vend-out," as indicated in your letters of December 21, 2010. Please file such as soon as practicable and revise your disclosure accordingly, including specific disclosure relating to your plans for the subsidiary you previously indicated would be sold to your former CEO and Chairman.

2.   We reissue comment one from our letter dated January 13, 2011. As of the date of this letter, you have not filed an amended Form 10-K for the period ended June 30, 2010, as you stated you would in your letter of February 22, 2011.

The disclosure in the company's annual reports states that your directors are appointed for a one-year term to hold office until the next annual general meeting or until removed from office in accordance with your bylaws. Please revise your Form 10-K for the Fiscal Year Ended June 30, 2010 to disclose that you have not held an annual meeting since 2005, along with the reasons for such failure to hold each annual meeting and the date of your next annual meeting.

3. We note your response to comment three from our letter dated January 13, 2011. However, as noted previously, it appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer, not only upon the issuance of such shares. As a result, your response in paragraph (a) is not responsive. Please refer to Item Four of Schedule 13D, which specifically requires disclosure of any plans or proposals which the reporting persons may have. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009.

Moreover, in light of the numerous differences between your response to comment three and the disclosure contained in the Schedule 13D/A filed on December 14, 2010, it is not clear why your CEO Brian Bonar has not amended such filing to reconcile with your letter of February 22, 2011. Please advise.

Financial Statements

Consolidated Balance Sheets, page 2

4. We note that prepaid expenses and deposits increased from $1,376 to $1,526,094 from June 30, 2009 to June 30, 2010. Please disclose the reason for the increase and what is included in prepaid expenses and deposits. Provide us with your proposed disclosure.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3

5. We note that your currency translation adjustment for the years ended June 30, 2010 and 2009 is exactly the same as your effects of exchange rates on cash in your Consolidated Statements of Cash Flows. Please explain. Your explanation should discuss whether you conduct your business in U.S. dollars, Canadian dollars or both. You should also explain how you calculated both of your adjustments.

1. Summary of significant accounting policies, page 6

Foreign currency translation, page 8

6. You state that your functional currency is the United States dollar on page 8. However on page 9 you state that "other comprehensive loss reflects the effect of foreign currency translation adjustments on the translation of the financial statements from the functional

<u>currency of the Canadian dollars</u> into the reporting currency of the U.S. dollars." These two statements appear to contradict each other. Please explain to us and clarify your disclosures. Tell us what your functional currency is and explain how you determined it. Refer to ASC 830.

Shareholder loans, page 12

7.   We note that you have a loan with your President in the amount of $500,024 as of June 30, 2010. The loan bears 7.5% interest. We further note the waiver of any interest earned in fiscal 2010. Please tell us whether your President waived the payment of interest for fiscal 2010 until a later date or if it was permanently waived. Also, tell us how you considered imputed interest on this note and a corresponding credit to additional paid in capital.

Part II

Item 9A

8.   Please revise to disclose the basis of your principal executive officer's and principal financial officer's conclusion that the design and operation of your disclosure controls and procedures was effective as of June 30, 2010 in light of your untimely filing of your Form 10-K for the same period and the reasons disclosed in your Form NT-10 filed on September 29, 2010.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 32

9.   Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Form 10-Q for the period ended September 30, 2010

10.   Please reconcile the disclosure relating to SCI's decrease in revenues contained on page 20 (being attributed to "a onetime pickup due to the Olympics") with your supplemental correspondence filed December 21, 2010, which indicated such decrease was due to the general slowdown of the economy. Revise your MD&A in all relevant filings as appropriate.

6. Shareholder loans, page 13

11.   Please tell us if your President waived interest for the six months ended September 30, 2010 and how you considered imputed interest on this note and a corresponding credit to additional paid in capital.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Owen M. Naccarato

        Facsimile: (949) 851-9262